ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

05012793

November 9, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

FJA

Re: ~~FJH~~ AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of October 7, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
NOV 29 2005

Enclosures

dlw 11/29

DOCSNY1:863595.15
13024-2 JG9/JG9

FILE NO.
82-5077

Reinsch, Daniela

To: SEC
Subject: FW: FJH concludes capital measures successfully

-----Original Message-----
From: investor.relations@fjh.com [mailto:investor.relations@fjh.com]
Sent: Wednesday, November 09, 2005 6:29 AM
To: Gabel, Johannes K.
Subject: FJH concludes capital measures successfully

Dear Mr. Gaebel,

Please find below the just published press release

FJH concludes capital measures successfully

- Third tranche of capital increase placed successfully
- Financial reorganisation of the company completed
- New shares will be merged with mature ones by the end of 2005

Munich, November, 9 2005 – FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house listed in the German Prime Standard, has successfully placed the third and last tranche of the planned capital increase. This tranche was offered for subscription from October, 14 to October, 31 2005. At a subscription price of 3.00 Euro 2,054,000 new shares were issued. Like the first two parts of the capital increase this last one was over-subscribed. More than 85 per cent were signed by shareholders of FJH AG and the holders of the convertible bond, the remaining shares were covered by a private investor.

FJH AG received 17.5 million Euros net proceeds from the capital measures – a convertible bond as well as a capital increase in three tranches – that were carried through in 2005. These funds are the basis for the reorganization of the company which will be completed by the end of this year.

It is planned to merge the new shares from the capital increase as well as those from the convertible with the mature ones under the original ISIN DE0005130108 by the end of the year. The new shares can then be traded.

FJH AG
Eva Hesse
Elsenheimerstraße 65
80687 Munich
Germany
Telephone: +49 (0) 89 769 01 - 274
Fax: +49 (0) 89 769 01 606
E-Mail: Eva.Hesse@fjh.com
Internet: www.fjh.com
Munich, 9 November 2005